For period ending  March 31, 2004								Exhibit 77C

File number 811-4587


At a Special Meeting of Shareholders convened on October 31, 2003, the shareholders of the UBS Financial Sector Fund Inc. (the Fund) approved an Agreement and Plan of Reorganization and Termination providing for its reorganization into UBS U.S. Value Equity Fund (Value Equity Fund), a series of The UBS Funds. The Funds shares were voted as follows with respect to the transaction 2,977,094.841 shares were voted for, 249,149,499 shares were voted against; and 171,006.946 shares were voted abstain. The transaction was consummated on November 10, 2003. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive Combined Proxy Statement and Prospectus of the Fund dated
September 17, 2003, filed with the SEC on September 17, 2003 (Accession Number 0001137439-03-000095; SEC File No. 333-107708.)